[FERGUSON & COMPANY LETTERHEAD]

                                 March 31, 1998



Board of Directors
Douglas Savings Bank
14 North Dryden Avenue
Arlington Heights, Illinois

Gentlemen:

         All capitalized terms not otherwise defined in this letter have meanings given such terms in the Plan of Conversion adopted by the Board of Directors of Douglas Savings Bank, Arlington Heights, Illinois, ("Bank") on February 4, 1998.

         It is our understanding that, pursuant to Office of Thrift Supervision regulations, subscription rights are non-transferable. Persons violating such prohibition may lose their rights to purchase stock in the Conversion and be subject to other possible sanctions.

         Because the Subscription Rights to purchase shares of Common Stock in the Bank to be issued to the Bank's employee stock benefit plans, depositors of the Bank, and to other members of the Bank will be acquired by such recipients, without cost, will be non-transferable and of short duration and will afford the recipients the right only to purchase shares of Common Stock at the same price as will paid by members of the general public in a Community Offering, we are of the opinion that:

     (1) the Subscription Rights will have no ascertainable fair market value and,

     (2) the price at which the Subscription Rights are exercisable will not be more or less than the fair market value of the shares on the date of exercise.


                                 Sincerely,
                                 Ferguson & Company

                                 /s/ Charles M. Hebert

                                 Charles M. Hebert
                                 Principal